

November 4, 2009

<u>Via U.S. Mail</u>

Mr. Tim Moore
Vice President and General Counsel
Plains All American Pipeline, L.P.
333 Clay Street, Suite 1600
Houston, Texas 77002

> **Re:** **Plains All American Pipeline, L.P.**
> **Form S-3**
> **Filed October 14, 2009**
> **File No. 333-162476**
>
> **Form S-3**
> **Filed October 14, 2009**
> **File No. 333-162477**

Dear Mr. Moore:

We have limited our review of your filings to the issues we have addressed in our comments. Where indicated, we think you should revise your registration statements in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you might have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   In all future filings, please give effect to comments the staff has previously issued to the extent applicable.

<u>Risk Factors, page 6</u>

2.   Please revise both registration statements so that each either (a) includes a complete risk factors section that describes all known, material risks or (b) explicitly incorporates by reference the risk factors from your Form 10-K in a manner which is consistent with Securities Act Rule 411.

<u>Material Income Tax Considerations, pages 17 and 26</u>

3.   Please revise the caption and text of this section in both registration statements to refer to material income tax consequences. Refer to staff comments issued on September 22, 2006, and April 20, 2007.

<u>Form S-3 File No. 333-162476</u>

<u>Exhibit 5.1</u>

4.   Please obtain an opinion of counsel that opines on all applicable law. In particular, we direct your attention to the staff's comments relating to legality opinions previously filed by your counsel. Refer to comments the staff issued on September 22, 2006, and again on April 20, 2007.

<u>Closing Comments</u>

        As appropriate, please amend your registration statements in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. With your amendment, please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

   ·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact John P. Lucas at (202) 551-5798 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Via Facsimile
        D. Alan Beck, Esq. – (713) 615-5620